September 21, 2017

Re: WorthPoint Corporation

Form 1-A

Submitted November 25, 2016

CIK No. 0001450158

Ladies and Gentlemen:

On behalf of WorthPoint Corporation, we submit this application for withdrawal of the Offering Statement under Form 1-A initially submitted to the SEC on November 25, 2016. The Company has decided that raising funds under Regulation A at this time no longer comports with its current business strategy.

No securities were sold in connection with the offering.

Sincerely,

/s/ Will Seippel

Will Seippel

CEO, WorthPoint Corporation